Exhibit 1

NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on December 9, 2014

Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Perion Network Ltd., that our 2014 Annual General Meeting of Shareholders will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Tuesday, December 9, 2014, at 4:00 p.m. (Israel time) (the "Meeting"), and thereafter as may be adjourned from time to time, for the following purposes:

1.	To approve amendments to our Articles of Association;

2.	To approve certain amendments to the indemnification letter of directors and our Chief Executive Officer;

3.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors, and to authorize our Board of Directors to fix their compensation; and

4.	To review the Company's financial statements for the year ended December 31, 2013, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than November 5, 2014. If we determine that a shareholder proposal is appropriate for inclusion in the Meeting agenda, we will publish a revised agenda in the manner set forth in the Proxy Statement.

Throughout this Notice of 2014 Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as the "Company", "Perion", "we", "us", "our" and "our company" to refer to Perion Network Ltd. and terms such as "shareholders", "you" and "your" to refer to our shareholders.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on November 3, 2014 (the "Record Date"), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

Shareholders may vote their shares by personally attending the Meeting or by appointing "proxies" to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope. A duly executed proxy card must be received by the Company not later than the close of business on December 8, 2014 in order to be counted in the vote to be held in the Meeting.  You may also present the proxy card to the chairperson at the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company’s transfer agent a written notice of revocation or a duly executed proxy card bearing a later date, delivered to the Company’s transfer agent no later than the close of business on December 5, 2014, or by presenting a later dated proxy card to the chairperson at the Meeting or by voting in person at the Meeting if you are the record holder of the shares. If you attend the Meeting and you are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card.  If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy, you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

Please review the accompanying Proxy Statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have questions about the Meeting, the proposals or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact D.F. King at 48 Wall Street, 22nd Floor, New York, New York, 10005, by telephone at 1-866-745-0264 (banks and brokerage firms should call 1-212-269-5550) or by email at perion@dfking.com. Shareholders in Israel may also contact Ms. Limor Gershoni Levy, the Company's Corporate Secretary and General Counsel, at +972-73-398-1572.

Position Statements

In accordance with the Israeli Companies Law 5759-1999 and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: Corporate Secretary and General Counsel, or by facsimile to +972-3-644-5502, no later than November 13, 2014. Any position statement received will be furnished with the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov. YOUR VOTE IS VERY IMPORTANT TO US. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE AFOREMENTIONED PROPOSALS AS INDICATED BY THE BOARD OF DIRECTORS HEREIN.

By Order of the Board of Directors, Tamar Gottlieb Chairperson of the Board of Directors Date: October 29, 2014

ii

PROXY STATEMENT

Perion Network Ltd.
1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street
Holon 5885849
Israel

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on December 9, 2014

           This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Perion Network Ltd. in connection with the solicitation by our Board of Directors (the "Board of Directors") for use at our 2014 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2014 Annual General Meeting of Shareholders. The Meeting will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Tuesday, December 9, 2014, at 4:00 p.m. (Israel time), or at any adjournment thereof. The record date for determining our shareholders that are entitled to notice of, to participate in, and to vote at, the Meeting is November 3, 2014.

The agenda of the Meeting will be as follows:

1.	To approve amendments to our Articles of Association;

2.	To approve certain amendments to the indemnification letter of directors and our Chief Executive Officer;

3.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors, and to authorize our Board of Directors to fix their compensation; and

4.	To review the Company's financial statements for the year ended December 31, 2013, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than November 5, 2014.  If we determine that a shareholder proposal is appropriate for inclusion in the Meeting agenda, we will publish a revised agenda in the manner set forth below.

Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing "proxies" to vote on their behalf. Upon the receipt of a properly executed proxy, as set forth in the accompanying Notice of 2014 Annual General Meeting of Shareholders, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of 2014 Annual General Meeting of Shareholders, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their votes on the accompanying proxy card. IF NO SPECIFIC INSTRUCTIONS ARE GIVEN WITH RESPECT TO THE MATTERS TO BE ACTED UPON, THE ORDINARY SHARES REPRESENTED BY A SIGNED PROXY WILL BE VOTED FOR THE PROPOSALS RECOMMENDED BY OUR BOARD OF DIRECTORS AS SET FORTH IN THE ACCOMPANYING NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS. We are not aware of any other matters to be presented at the Meeting. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to the Company’s transfer agent of such revocation or a later dated proxy no later than the close of business on December 5, 2014, or (ii) requesting the return of the proxy at the Meeting or delivering a later dated proxy to the chairperson at the Meeting or voting in person at the Meeting if such shareholder is the record holder of the shares.

As of October 27, 2014, we had 69,137,680 Ordinary Shares outstanding. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 33-1/3% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within one half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present at the adjourned date of the Meeting within one half of an hour of the time fixed for the commencement thereof, then the Meeting shall take place regardless of the number of shareholders present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

We will bear the cost of soliciting proxies from our shareholders.  Only shareholders of record at the close of business on November 3, 2014 will be entitled to vote at the Meeting.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in connection with the sending of proxies and proxy material to the beneficial owners of our shares. We have engaged D.F. King & Co., Inc. ("D.F. King"), a proxy solicitation firm, to assist us in soliciting proxies for the Meeting. D.F. King can be contacted at 48 Wall Street, 22nd Floor, New York, New York, 10005, by telephone at 1-866-745-0264 (banks and brokerage firms should call 1-212-269-5550) or by email at perion@dfking.com.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. "Broker non-votes" are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers and other nominees have discretionary voting authority under the applicable rules to vote on "routine" matters only. Thus, it is critical for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote those shares, if the shareholder wants those shares voted on every proposal at the Meeting.

If you attend the Meeting and are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card.  If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held by a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (the "SEC"), which are also available to the public at the website of the Israel Securities Authority ("ISA"), at: www.magna.is.gov.il. We encourage you to read the entire Proxy Statement carefully.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the SEC on Form 6-K and with the ISA.

In accordance with the Israeli Companies Law 5759-1999 (the "Companies Law") and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: Corporate Secretary and General Counsel, or by facsimile to +972-3-644-5502, no later than November 13, 2014. Any position statement received will be furnished with the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS

            The following table sets forth certain information as of October 27, 2014, concerning the only persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares.  Other than with respect to our directors or officers, we have relied on public filings with the SEC.

Beneficial ownership of shares is determined in accordance with the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder, and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary Shares that are issuable upon the exercise of warrants or stock options that are presently exercisable or exercisable within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the stock options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Except as indicated in the footnotes to this table, to our knowledge, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by such shareholder. Our major shareholders do not have different voting rights than our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding (1)
Ronen Shilo (2)	9,843,163	14.2%
Dror Erez (3)	9,744,293	14.1%
Benchmark Israel II, L.P. (4)	9,649,657	14.0%
Zack and Orli Rinat (5)	6,484,347	9.4%
Project Condor LLC (6)	4,203,067	6.1%

(1)	Based upon 69,137,680 Ordinary Shares outstanding as of October 27, 2014.

(2)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13D filed with the SEC on January 13, 2014, by Mr. Shilo.

(3)	Based solely upon the information provided to the Company by Mr. Erez.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 13, 2014, by Benchmark Israel II, L.P.  BCPI Partners II, L.P. ("BCPI-P"), the general partner of Benchmark Israel II, L.P. ("BI II"), may be deemed to have sole power to vote and dispose of the shares directly held by BI II.  BCPI Corporation II ("BCPI-C"), the general partner of BCPI-P, may be deemed to have sole power to vote and dispose of the shares directly held by BI II.  Michael A. Eisenberg ("Eisenberg") and Arad Naveh, the directors of BCPI-C, may be deemed to have shared power to vote and dispose of the shares directly held by BI II.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 16, 2014, by Zack and Orli Rinat.  The Ordinary Shares are held by Zack Rinat and Orli Rinat as community property.

(6)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 10, 2014, by Project Condor LLC.  Project Condor LLC is a member-managed limited liability company. J.P. Morgan Digital Growth Fund L.P. ("DGF") and 522 Fifth Avenue Fund, L.P. ("522 Fund") are the only members of Project Condor LLC. J.P. Morgan Investment Management Inc., a registered investment adviser under the Investment Advisers Act of 1940, is the investment advisor to DGF and 522 Fund.  Voting and dispositive power with respect to the shares indirectly held by DGF and 522 Fund through Project Condor LLC reside with J.P. Morgan Investment Management Inc.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2013. We refer to the five individuals for whom disclosure is provided herein as our "Covered Executives."

For purposes of the table below, "compensation" includes salary cost, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2013, including the compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and the Company's Articles of Association. All numbers below are in US Dollars.

Name and Principal Position (1)	Salary Cost (2)	Bonus (3)	Equity-Based Compensation (4)	Total
Josef Mandelbaum, CEO	561,659.65	101,879.03	176,143.09	839,681.76
Yacov Kaufman, CFO	314,869.82	22,919.41	88,828.22	426,617.45
Yuval Hamudot, General Manager, Consumer Product Division	295,398.38	5,835.96	87,170.71	388,405.05
Tomer Pascal, General Manager, Lightspeed	223,583.32	17,221.39	113,267.04	354,071.75
Mark Zeiring, Senior Vice President, Corporate Development	201,070.89	15,502.44	83,025.01	299,598.34
____________________

(1)	Unless otherwise indicated herein, all Covered Executives are employed on a full-time (100%) basis.

(2)
Salary cost includes the Covered Executive's gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers' Life Insurance Policy), education funds (referred to in Hebrew as "keren hishtalmut"), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, car, medical insurances and benefits, phone, convalescence or recreation pay and other benefits and perquisites consistent with the Company’s policies.

(3)	Represents annual bonuses granted to the Covered Executives based on formulas set forth in the annual compensation plan approved by the Board of Directors.

(4)
Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2013 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 11 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2013.

PROPOSAL ONE

AMENDMENTS TO OUR ARTICLES OF ASSOCIATION

At the Meeting, we will propose to approve several amendments to our Articles of Association, as described below.  If any of the proposed amendments are approved, we will restate our Articles of Association to reflect the approved amendments.

A.           Amendments to Allow Indemnification and Insurance in Connection with Administrative Sanctions

Pursuant to the Share Purchase Agreement, by and among Perion, Conduit Ltd. and ClientConnect Ltd., dated as of September 16, 2013 (the "SPA"), we are obligated to convene a general meeting of shareholders to approve an amendment to our Articles of Association authorizing the indemnification specified in Section 1.1.4 of the form of indemnification agreement attached hereto as Exhibit A.

The Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Companies Law, authorize the ISA to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1,000,000 (currently equivalent to approximately $263,643), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1,000,000, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The Israeli Securities Law and to the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association.

To enable us to meet our obligations under the SPA, we propose to amend our Articles of Association to authorize indemnification and insurance in connection with administrative proceedings, including without limitation, the specific provisions of the Israeli Securities Law and the Companies Law described above. Accordingly, we propose to amend Articles 79 and 80 of our Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that Articles 79 and 80 of the Company’s Articles of Association be amended with the changes marked below:

'INSURANCE, EXEMPTION AND INDEMNITY OF OFFICERS

79.	Subject to the provisions of the Law and the Israeli Securities Law, 5728 – 1968 (the "Israeli Securities Law"), the Company may:

79.1.
enter into a contract for the insurance of the liability, in whole or in part, of any of its Office Holders with respect to an obligation imposed on such Office Holder due to an act performed by the Office Holder in the Office Holder’s capacity as an Office Holder of the Company arising from any of the following:

79.1.1.	a breach of duty of care to the Company or to any other person;

79.1.2.	a breach of the duty of loyalty to the Company provided that the Office Holder acted in good faith and had reasonable grounds to assume that the act would not harm the interests of the Company;

79.1.3.	a financial liability imposed on such Office Holder in favor of any other person; and

79.1.4.
reasonable litigation expenses, including attorney fees, incurred by the Office Holder as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

79.2.
undertake, in advance to indemnify, or may indemnify retroactively, an Office Holder of the Company with respect to any of the following liabilities or expenses that arise from an act performed by the Office Holder by virtue of being an Office Holder of the Company:

79.2.1.
a financial liability imposed on an Office Holder in favor of another person by any judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court,

79.2.2.
reasonable litigation expenses including attorney's fees, incurred by him as a result of an investigation or proceedings instituted against him by an authority empowered to conduct an investigation or proceedings, which are concluded without the filing of an indictment against the Office Holder and without the levying of a monetary obligation in lieu of criminal proceedings upon the Office Holder, or which are concluded without the filing of an indictment against the Office Holder but with levying a monetary obligation in substitute of such criminal proceedings upon the Office Holder for a crime that does not require proof of criminal intent; or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees; and

79.2.3.
reasonable litigation expenses, including attorney's fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge on which the Office Holder was acquitted or in a criminal charge on which the Office Holder was convicted for an offense which did not require proof of criminal intent; and

provided however, that in the event the Company wishes to indemnify an Office Holder in advance for financial liabilities under Article 79.2.1 it may only do so if the undertaking to indemnify the Office Holder for such liabilities was restricted to those events that the Board may deem foreseeable in light of the Company's actual activities, at the time of giving of such undertaking, and to a specific sum or a reasonable criterion under such circumstances as determined by the Board.

80.
Subject to the provisions of the Law and the Israeli Securities Law, the Company hereby releases, in advance, its Office Holders from liability to the Company for damage that arises from the breach of the Office Holder’s duty of care to the Company.' "

B.           Amendment to Change the Majority Threshold Required to Amend the Insurance, Exemption and Indemnification provisions of our Articles of Association

Article 33.1 of our Articles of Association, provides that, subject to Article 34 of our Articles of Association, resolutions of the shareholders with respect to all matters shall be deemed adopted if approved by the holders of a simple majority of the voting power of the Company represented at the meeting in person or by proxy and voting thereon, other than as specified in the Articles of Association or otherwise required by the Companies Law.  Article 34 of our Articles of Association provides that certain amendments to the Articles of Association require the approval of a majority of shareholders holding more than two-thirds of the voting power of the issued and outstanding share capital of the Company.  As this supermajority threshold is very difficult to obtain in a public company, such as Perion, we propose to amend Article 34 as set forth below and to allow amendments to the insurance, exemption and indemnification provisions by a simple majority, unless otherwise required by the Companies Law. The words proposed to be added are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that Article 34 of the Company’s Articles of Association be amended with the changes marked below:

'34   Notwithstanding anything in these Articles to the contrary, the provisions of Articles 34, 40, 43.1, 43.3, 49, and 52~~, 79, and 80~~ may not be amended without a resolution of the general meeting of the Company approved by Shareholders holding more than two-thirds of the voting power of the issued and outstanding share capital of the Company.' "

Required Approval

The affirmative vote of more than two-thirds of the voting power of the issued and outstanding share capital of the Company is required for the approval of the proposed resolutions under "A" of this proposal.  In addition, since the proposed changes to the Company’s Articles of Association under “A” of this proposal relates to the compensation of our Chief Executive Officer since the scope of his rights to indemnification will expand if the Articles are amended as proposed, the approval of proposed resolution "A" under this proposal will also require that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the resolution, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the resolution does not exceed two percent of the outstanding voting power in the Company. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal.  Our Chief Executive Officer is deemed to have a "personal interest" in the proposed resolution under “A” of this proposal. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Since it is highly unlikely that any of our public shareholders (other than our Chief Executive Officer) has a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact the Company's Corporate Secretary and General Counsel, at +972-73-398-1572 for instructions on how to vote your Ordinary Shares and indicate that you have a personal interest or, if you hold your Ordinary Shares in "street name", you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the Tel Aviv Stock Exchange should indicate whether or not they have a personal interest on the form of voting card that we will file on MAGNA, the website of the ISA.

To the extent that proposed resolution "A" under this matter is approved only by the affirmative vote of more than two-thirds of the voting power of the issued and outstanding share capital of the Company, but not by the special majority of the non-interested shareholders as described above, we will make appropriate amendments to the Company's Articles of Association to ensure that the proposed amendment does not apply to our Chief Executive Officer.

The affirmative vote of more than two-thirds of the voting power of the issued and outstanding share capital of the Company is required for the approval of the proposed resolution “B” of this proposal.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

PROPOSAL TWO

APPROVE AN AMENDED FORM OF D&O INDEMNIFICATION AGREEMENT

At our Extraordinary General Meeting of Shareholders, held on November 18, 2013, our shareholders approved the amended form of Indemnification Agreement to be entered into between us and each of our directors and officers.  As the result of a typographical error, "$20,000,000" appeared in a number of places instead of "$50,000,000," as the maximum amounts of indemnification payable in certain circumstances. The changes to the form of indemnification agreement are highlighted in boldface font and underlined in the full text of the proposed form of amended indemnification agreement which is included as Appendix A to this Proxy Statement.

Pursuant to the Companies Law, the compensation of directors and the chief executive officer, including insurance and indemnification, for services to the company in any capacity requires the approval of the compensation committee, board of directors and shareholders, in that order. Our Compensation Committee and Board of Directors have approved the amended form of Indemnification Agreement to be entered into between us and each of our directors and officers, and at the Meeting we will request the approval of our shareholders for such amendment.

Required Approval

The approval of first proposed resolution below requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on such matter (not including abstentions).

The approval of second proposed resolution below requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on such matter (not including abstentions), provided, however, that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the resolution, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the resolution does not exceed two percent of the outstanding voting power in the Company. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal.  Our Chief Executive Officer is deemed to have a "personal interest" in the second proposed resolution. For information regarding personal interests under the Companies Law and related voting procedures, please see Proposal One above, under the caption “Required Approval”.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, to approve the amended form of indemnification agreement between the Company and each of its directors who may serve from time to time, attached as Appendix A to the Proxy Statement.

RESOLVED, to approve the amended form of indemnification agreement between the Company and our Chief Executive Officer, attached as Appendix A to the Proxy Statement."

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolutions.

PROPOSAL THREE

APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, AS THE INDEPENDENT PUBLIC AUDITORS OF THE COMPANY, AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR COMPENSATION

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2004. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

The Companies Law requires shareholder approval of the appointment of the Company's independent public accountants.  Our Audit Committee has recommended the re-appointment of Kost Forer Gabbay & Kasierer as the Company's independent registered public accounting firm until next year's annual meeting of shareholders. Subject to the approval of this proposal, the Board of Directors will be authorized fix the compensation of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company, or delegate such power to the Audit Committee of the Board of Directors, as contemplated by the Sarbanes-Oxley Act.

Required Approval

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global, as the independent public auditors of the Company until next year's annual meeting of shareholders, and that the Board of Directors be authorized to fix the compensation of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee."

Our Board of Directors recommends a vote "FOR" approval of the proposed resolution.

PROPOSAL FOUR

REVIEW THE COMPANY'S ANNUAL FINANCIAL STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2013

                Our audited financial statements for the year ended December 31, 2013 are included in our Annual Report on Form 20-F/A filed with the SEC on April 29, 2014 and amended on July 29, 2014.  You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov and at the ISA’s MAGNA website at www.magna.isa.gov.il.  These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.  This item will not involve a vote by the shareholders.

Any shareholder of the Company who intends to present a proposal at the 2014 Annual General Meeting of Shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary and General Counsel at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: Corporate Secretary and General Counsel, or by facsimile to +972-3-644-5502. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary and General Counsel must receive the written proposal no later than November 5, 2014. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than November 7, 2014 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

The Board of Directors is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the Meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote.  Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least one business day before the Meeting.

By Order of the Board of Directors, Tamar Gottlieb Chairperson of the Board of Directors
Date: October 29, 2014

Appendix A

Form of Indemnification Agreement

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”), dated as of [__], 201~~3~~4, is entered into by and between Perion Network Ltd., an Israeli company (the “Company”), and [________], an Israeli resident (the “Indemnitee”).

WHEREAS,	Indemnitee is an Office Holder (“Nosse Misra”), as such term is defined in the Companies Law, 5759–1999 (the “Companies Law” and “Office Holder” respectively), of the Company;

WHEREAS,
the Articles of Association of the Company authorize the Company to indemnify and advance expenses to its Office Holders and provide for insurance and exculpation to its Office Holders, and this Agreement is provided to Indemnitee in accordance with applicable law, the Articles of the Association of the Company and all requisite corporate approvals;

WHEREAS,
the Company has determined that (i) the increased difficulty in attracting and retaining competent persons is detrimental to the best interests of the Company’s shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, (ii) and it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law.

WHEREAS,	the Company acknowledges that Indemnitee is relying on the obligations of the Company set forth in this Agreement in agreeing to serve the Company, which obligations are therefore irrevocable;

WHEREAS,
in recognition of Indemnitee’s need for substantial protection against loss arising from the Indemnitee's liability, including costs and expenses incurred by the Indemnitee due to his position as Office Holder,  in order to assure Indemnitee’s continued service to the Company in an effective manner and, in part, in order to provide Indemnitee with specific contractual assurance that the indemnification, insurance and exculpation afforded by the Articles of Association will be available to Indemnitee, the Company wishes to undertake in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent permitted by applicable law and as set forth in this Agreement and provide for insurance and exculpation of Indemnitee as set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND INSURANCE.

1.1.
The Company hereby undertakes to indemnify Indemnitee to the fullest extent permitted by applicable law and the Company's Articles of Association, as each may be amended from time to time, for any liability and expense specified in Sections 1.1.1 through 1.1.4 below, imposed on Indemnitee due to or in connection with an act performed by such Indemnitee, either prior to or after the date hereof, in Indemnitee’s capacity as an Office Holder, including, without limitation, as a director, officer, employee, agent or fiduciary of the Company, any subsidiary thereof or any other corporation, collaboration, partnership, joint venture, trust or other enterprise, in which Indemnitee serves at any time at the request of the Company (the “Corporate Capacity”) it being understood that as of the date hereof, the Company's Articles of Association do not authorize the indemnification specified in Section 1.1.4 below. The term “act performed in Indemnitee’s capacity as an Office Holder” shall include, without limitation, any act, omission and failure to act and any other circumstances relating to or arising from Indemnitee’s service in a Corporate Capacity. Notwithstanding the foregoing, in the event that the Office Holder is the beneficiary of an indemnification undertaking provided by a subsidiary of the Company or any other entity (other than a Secondary Indemnitor (as defined below), if applicable, with respect to his Corporate Capacity with such subsidiary or entity, then the indemnification obligations of the Company hereunder with respect to such Corporate Capacity shall only apply to the extent that the indemnification by such subsidiary or other entity does not actually fully cover the indemnifiable liabilities and expenses relating thereto. The following shall be hereinafter referred to as “Indemnifiable Events”:

1.1.1.
Financial liability imposed on Indemnitee in favor of any person pursuant to a judgment, including a judgment rendered in the context of a settlement or an arbitrator’s award approved by a court. For purposes of Section 1 of this Agreement, the term “person” shall include, without limitation, a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

1.1.2.
Reasonable Expenses (as defined below) incurred by or charged to Indemnitee as a result of an investigation or any proceeding instituted against him by an authority that is authorized to conduct an investigation or proceeding to the full extent permitted by the applicable law.

1.1.3.
Reasonable Expenses incurred by or charged to Indemnitee by a court, in a proceeding instituted against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted or in which he was convicted of an offence that does not require proof of mens rea;

1.1.4.
A financial obligation imposed upon Indemnitee and reasonable Expenses expended Indemnitee as a result of an administrative proceeding instituted against Indemnitee. Without derogating from the generality of the foregoing, such obligation or Expense will include a payment which Indemnitee is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 – 5728 (the "Securities Law") and Expenses that Indemnitee incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law; and

1.1.5.	Any other event, occurrence or circumstances in respect of which the Company may lawfully indemnify an Office Holder of the Company.

For the purpose of this Agreement, “Expenses” shall include, without limitation, attorneys’ fees and all other costs, expenses and obligations paid or incurred by Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim relating to any matter for which indemnification hereunder may be provided, and costs and expenses paid or incurred by Indemnitee in successfully enforcing this Agreement. Expenses shall be considered paid or incurred by Indemnitee at such time as Indemnitee is required to pay or incur such cost or expenses, including upon receipt of an invoice or payment demand. The Company shall pay the Expenses in accordance with the provisions of Section1.3.

1.2.
Notwithstanding anything herein to the contrary, the Company shall indemnify the Indemnitee under Section 1.1.1 only with respect to events described in Exhibit A hereto. The Board of Directors of the Company (the “Board”) has determined that the events listed in Exhibit A foreseeable in light of the operations of the Company. The maximum amount of indemnification payable by the Company under Section 1.1.1 of this Agreement for each event described in Exhibit A shall be the higher of (i) the applicable amount set forth in Exhibit A and (ii) 25% of the Company's shareholders' equity set forth on the Company's most recent consolidated balance sheet at the time that the obligation to indemnify hereunder is incurred (the “Limit Amount”). The Limit Amount payable by the Company for each event described in Exhibit A is deemed by the Company to be reasonable in light of the circumstances. The indemnification provided under Section 1.1.1 herein shall not be subject to the limitations imposed by this Section 1.2 and Exhibit A if and to the extent such limits are no longer required by the Companies Law.

The Company hereby declares that according to its Articles of Association it is authorized to indemnify the Indemnitee for liability, costs and expenses arising from events which are not described in Exhibit A, and it undertakes to consider any request made by the Indemnitee for such indemnification in accordance with the intent and purpose of this Agreement.

1.3.
If so requested by Indemnitee, and subject to the Company’s repayment and reimbursements rights set forth in Sections 3 and 5 below, the Company shall pay amounts to cover Indemnitee’s Expenses with respect to which Indemnitee is entitled to be indemnified under Section 1.1 above, as and when incurred. The payments of such amounts shall be made by the Company directly to the Indemnitee’s legal and other advisors, as soon as practicable, but in any event no later than fifteen (15) days after written demand by such Indemnitee therefor to the Company, and any such payment shall be deemed to constitute indemnification hereunder. All amounts paid as indemnification hereunder shall be grossed-up to cover any tax payment that Indemnitee may be required to make if the indemnification payments are taxable, subject to the Limit Amount if required by applicable law. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets.

1.4.
The Company’s obligation to indemnify Indemnitee and advance Expenses in accordance with this Agreement shall apply to any actual, possible or threatened claim, action, suit, demand or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the Corporate Capacity as described in Section 1.1 above, whether or not Indemnitee is still serving in such position.

1.5.
The Company undertakes that, subject to the mandatory limitations under applicable law, as long as the Indemnitee is exposed to any actual or potential claim, action, suit, demand, proceeding or any inquiry or investigation, due to the Indemnitee's position as an Office Holder, the Company will purchase and maintain in effect directors and officers liability insurance, which will include coverage for the benefit of the Indemnitee, providing coverage in amounts as determined by the Board. The Company hereby undertakes to notify the Indemnitee 30 days prior to the expiration or termination of the directors and officers’ liability insurance.

1.6.
The Company undertakes to give prompt written notice of the commencement of any claim hereunder to the insurers in accordance with the procedures set forth in each of the policies. The Company shall thereafter diligently take all actions reasonably necessary under the circumstances to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies. The above shall not derogate from Company’s authority to freely negotiate or reach any compromise with the insurer which is reasonable at the Company’s sole discretion provided that the Company shall act in good faith and in a diligent manner.

Despite the above, the Company shall not reach a compromise which releases the insurer from its duty to reimburse the Indemnitee for Expenses which Indemnitee personally incurred, without the Indemnitee's prior written approval.

1.7.
In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that Indemnitee is entitled to indemnification under this Agreement if Indemnitee has requested it, and the Company shall have the burden of proof to overcome that presumption in connection with the making of any determination contrary to that presumption. In the event that the Company denies Indemnitee's request for indemnification in whole or in part, upon Indemnitee's written request, a determination with respect to Indemnitee's entitlement thereto shall be made in the specific case by an Independent Counsel agreed upon by the Company and the Indemnitee, and in the absence of such agreement - appointed by the head of the Israeli Bar Association.

“Independent Counsel” means a law firm, or a member of a law firm, that is experienced in matters of Israeli corporate law and neither presently is, nor in the past five years has been, retained to represent:  (i) the Company, an "interested party" (as defined in the Companies Law) of the Company or Indemnitee in any matter material to either such party (other than in the capacity of Independent Counsel with this respect to this Agreement or similar indemnification agreements of the Company), or (ii) any other party to the proceeding giving rise to a claim for indemnification hereunder.  Notwithstanding the foregoing, the term “Independent Counsel” shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee's rights under this Agreement.  The Company agrees to pay the reasonable fees of the Independent Counsel referred to above and to fully indemnify such counsel against any and all expenses, claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto, provided, however, that the Independent Counsel shall have the authority, in his sole discretion, to oblige Indemnitee to reimburse the Company for all or a portion of his fees if he believes that Indemnitee's claims against the Company were made arbitrarily, vexatiously or not in good faith.

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION.

Notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or advance Expenses to Indemnitee with respect to (i) any act, event or circumstance with respect to which it is prohibited to do so under the Companies Law, or (ii) a counter claim made by the Company or in its name in connection with a claim against the Company filed by the Indemnitee.

3.	REPAYMENT OF EXPENSES.

3.1.
In the event that the Company provides or is required to provide indemnification with respect to Expenses hereunder and at any time thereafter the Company determines, based on advice from its legal counsel, that the Indemnitee was not entitled to such payments, the amounts so indemnified by the Company will be promptly repaid by Indemnitee, unless the Indemnitee disputes the Company’s determination, in which case the Indemnitee’s obligation to repay to the Company shall be postponed until such dispute is resolved by a court of competent jurisdiction in a final and non-appealable order.

3.2.
Indemnitee’s obligation to repay to the Company for any Expenses or other sums paid hereunder shall be deemed as a loan given to Indemnitee by the Company subject to the minimum interest rate prescribed by Section 3(9) of the Income Tax Ordinance [New Version], 1961, or any other legislation replacing it, which is not considered a taxable benefit.

4.	SUBROGATION.

4.1.
Except as set forth in Section 4.2 below (to the extent applicable), in the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

4.2.
The Company hereby acknowledges that Indemnitee may have certain rights to indemnification, advancement of Expenses and/or insurance provided by shareholder(s) of the Company and certain of their affiliates (collectively, the “Secondary Indemnitors”). In such event, the Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Secondary Indemnitors to advance Expenses or to provide indemnification for the same Expenses or liabilities incurred by Indemnitee are secondary), (ii) that it shall be required to advance the full amount of Expenses incurred by Indemnitee and shall be liable for the full amount of all Expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement and the Articles of Association of the Company (or any other agreement between the Company and Indemnitee), without regard to any rights Indemnitee may have against the Secondary Indemnitors, and, (iii)that it irrevocably waives, relinquishes and releases the Secondary Indemnitors from any and all claims against the Secondary Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof.  The Company further agrees that no advancement or payment by the Secondary Indemnitors on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the Secondary Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company. The Company and Indemnitee agree that the Secondary Indemnitors are express third party beneficiaries of the terms of this Section 4.2.

5.	REIMBURSEMENT.

Except as set forth in Section 4.2 above (to the extent applicable), the Company shall not be liable under this Agreement to make any payment in connection with any Indemnifiable Event to the extent Indemnitee has otherwise actually received payment under any insurance policy or otherwise (without any obligation of Indemnitee to repay any such amount) of the amounts otherwise indemnifiable hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee, in accordance with the terms set forth in Section 3.2.

6.	EFFECTIVENESS.

The Company represents and warrants that this Agreement is valid, binding and enforceable in accordance with its terms and was duly adopted and approved by the Company, and shall be in full force and effect immediately upon its execution.

7.	NOTIFICATION AND DEFENSE OF CLAIM.

Indemnitee shall notify the Company of the commencement of any action, suit or proceeding, and of the receipt of any notice or threat that any such legal proceeding has been or shall or may be initiated against Indemnitee (including any proceedings by or against the Company and any subsidiary thereof), promptly upon Indemnitee first becoming so aware; but the omission so to notify the Company will not relieve the Company from any liability which it may have to Indemnitee under this Agreement unless and to the extent that such failure to provide notice materially and adversely prejudices the Company’s ability to defend such action. Notice to the Company shall be directed to the Chief Executive Officer or Chief Financial Officer of the Company at the address shown in the preamble to this Agreement (or such other address as the Company shall designate in writing to Indemnitee). With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without derogating from Sections 1.1 and 2:

7.1.
The Indemnitee will have the right to select a defense counsel unless the Company has notified him, within 10 days after it receives the Indemnitee's notice as mentioned above, of its decision to assume the Indemnitee's defense, subject to Section 7.2.

7.2.
Except as otherwise provided below, the Company, alone or jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof, with counsel selected by the Company which counsel is reasonably reputable with experience in the relevant field. In such case, the fees and expenses of such counsel shall be paid by the Company. Indemnitee shall have the right to employ his or her own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of Indemnitee, unless: (i) the employment of counsel by Indemnitee has been authorized in writing by the Company; (ii) Indemnitee shall have, in good faith, reasonably concluded that there may be a conflict of interest under the law and rules of attorney professional conduct applicable to such claim between the Company and Indemnitee in the conduct of the defense of such action; or (iii) the Company has not in fact employed counsel to assume the defense of (or perform any other act that requires prompt action in connection with) such action, in which case the reasonable fees and expenses of counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which Indemnitee shall have reached the conclusion specified in (ii) above.

7.3.
The Company shall not be liable to indemnify Indemnitee under this Agreement for any amounts or expenses paid in connection with a settlement of any action, claim or otherwise, effected without the Company’s prior written consent.

7.4.
Subject to the provisions of Section 7.2, the Company shall have the right to conduct the defense as it sees fit in its sole discretion (provided that the Company shall conduct the defense in good faith and in a diligent manner), including the right to settle or compromise any claim or to consent to the entry of any judgment against Indemnitee without the consent of the Indemnitee, provided that, the amount of such settlement, compromise or judgment does not exceed the Limit Amount (if applicable) and is fully indemnifiable pursuant to this Agreement (subject to Section 1.2 of this Agreement) and/or applicable law, and any such settlement, compromise or judgment does not impose any penalty or limitation on Indemnitee without the Indemnitee’s prior written consent. The Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admission of wrong-doing by Indemnitee, and includes monetary sanctions only as provided above. In the case of criminal proceedings the Company and/or its legal counsel will not have the right to plead guilty or agree to a plea-bargain in the Indemnitee’s name without the Indemnitee’s prior written consent. Neither the Company nor Indemnitee will unreasonably withhold or delay their consent to any proposed settlement.

7.5.
Indemnitee shall fully cooperate with the Company and shall give the Company all information and access to documents, files and to his advisors and representatives as shall be within Indemnitee’s power, in every reasonable way as may be required by the Company with respect to any claim which is the subject matter of this Agreement and in the defense of other claims asserted against the Company (other than claims asserted by Indemnitee), except to the extent Indemnitee has a conflict of interest with the Company in respect thereto, provided that the Company shall cover all expenses, costs and fees incidental thereto such that the Indemnitee will not be required to pay or bear such expenses, costs and fees.

8.	EXCULPATION.

Subject to the provisions of the Companies Law, the Company hereby releases, in advance, the Office Holder from liability to the Company for any damage that arises from the breach of the Office Holder’s duty of care to the Company (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law).

9.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights Indemnitee may have under the Company’s Articles of Association, applicable law or otherwise, and to the extent the indemnification rights of the then serving directors and officers are more favorable to such directors or officers than the indemnification rights provided under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable indemnification rights to the extent permitted by law.

10.	PARTIAL INDEMNIFICATION.

If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the Expenses, judgments, fines or penalties actually or reasonably incurred by Indemnitee in connection with any proceedings, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses, judgments, fines or penalties to which Indemnitee is entitled under any provision of this Agreement. Subject to the provisions of Section 5 above, any amount received by Indemnitee (under any insurance policy or otherwise) shall not reduce the Limit Amount hereunder and shall not derogate from the Company’s obligation to indemnify the Indemnitee in accordance with the provisions of this Agreement up to the Limit Amount, as set forth in Section 1.2.

11.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors , permitted assigns (including any direct or indirect successor in the event of a Transaction) and a receiver, liquidator or the like of the Company, heirs, executors and personal and legal representatives. In the event of a reorganization, acquisition, change of control merger or consolidation of the Company or a transfer or disposition of all or substantially all of the business or assets of the Company (each a "Transaction"), the Company shall, or cause its successor (if applicable) to undertake toward the Indemnitee to, fulfill and honor in all respects the obligations of the Company pursuant to this Agreement, and  the Company's Articles of Association will contain provisions with respect to exculpation, insurance and indemnification that are at least as favorable to the Indemnitee as those contained in the Articles of Association of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of Indemnitee, unless such modification is required by applicable law.

In the event that the Company consolidates with or merges into any other entity and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company, as applicable, shall succeed to the obligations of the Company set forth in this Section 11.

In the event that in connection with a Transaction the Company purchases a directors and officers’ “tail” or “run-off” policy for the benefit of its then serving Office Holders, then such policy shall cover Indemnitee and such coverage shall be deemed to be in satisfaction of the insurance requirements under this Agreement. This Agreement shall continue in effect regardless of whether Indemnitee continues to serve in a Corporate Capacity.

12.	SEVERABILITY.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

13.	NOTICE.

All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses shown in the preamble to this Agreement, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three business days after deposit with such reputable overnight courier service, and (iv) in the case of mailing, on the seventh business day following that on which the mail containing such communication is posted.

14.	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the conflicts of law provisions of those laws. The Company and Indemnitee each hereby irrevocably consent to the exclusive jurisdiction and venue of the courts of Tel Aviv, Israel for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement.

15.	ENTIRE AGREEMENT AND TERMINATION.

This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement. [It is hereby expressly agreed and understood that this Agreement amends, restates and supersedes the previous indemnification agreement between Indemnitee and the Company in its entirety.  In the event of any contradiction between this Agreement and a previous indemnification agreement between Indemnitee and the Company, the provisions of this Agreement will prevail][To be added to the extent applicable]l.

16.	NO MODIFICATION AND NO WAIVER.

No supplement, modification or amendment, termination or cancellation of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing. The Company hereby undertakes not to amend its Articles of Association in a manner which will adversely affect the provisions of this Agreement.

17.	ASSIGNMENTS; NO THIRD PARTY RIGHTS

Neither party hereto may assign any of its rights or obligations hereunder except with the express prior written consent of the other party. Nothing herein shall be deemed to create or imply an obligation for the benefit of a third party. Without limitation of the foregoing, nothing herein shall be deemed to create any right of any insurer that provides directors' and officers’ liability insurance, to claim, on behalf of Indemnitee, any rights hereunder.

18.	INTERPRETATION.

The obligations of the Company according to this Agreement shall be interpreted   broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended. For example, the obligations of the Company shall apply to any type of legal proceeding, including without limitation, a proceeding brought against Indemnitee alone or jointly with other defendants, and whether the plaintiff is a third party, the Company or Office Holders or shareholders thereof. In addition, the Company agrees that it shall not contend that an act was committed by the Indemnitee recklessly unless it can prove that such recklessness attained a level equivalent to that of an act committed with actual deliberate intent. In the event of a conflict between any provision of this Agreement and any provision of the law, said provision of the law shall supersede the specific provision in this Agreement, but shall not limit or diminish the validity of the remaining provisions of this Agreement.

19.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument; it being understood that parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties, each acting under due and proper authority, have executed this Indemnification Agreement as of the date first mentioned above, in one or more counterparts.

PERION NETWORK LTD.
By:	_____________________________________________________

Name and title:	_____________________________________________________

By:	_____________________________________________________

Name and title:	_____________________________________________________
INDEMNITEE:

Name:	_____________________________________________________

Signature:	_____________________________________________________

EXHIBIT A*

	TYPE OF EVENT	LIMIT AMOUNT
1.
Claims in connection with employment relationships with employees of the Company, and in connection with business relations between the Company and its employees, independent contractors, customers, suppliers and various service providers.
US$50,000,000
2.
Negotiations, execution, delivery and performance of agreements of any kind or nature, anti-competitive acts, acts of commercial wrongdoing, approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision, actions concerning the approval of transactions with Office Holders or shareholders, including controlling persons and claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care with respect to the Company’s business.
US$50,000,000
3.
Violation, infringement and other misuse of copyrights, patents, designs, trade secrets and any other intellectual property rights, breach of confidentiality obligations, acts in regard of invasion of privacy including with respect to databases or personal information, acts in connection with slander and defamation, and claims in connection with publishing or providing any information, including any filings with any governmental authorities, whether or not required under any applicable laws.
US$50,000,000
4.
Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, debt holders, shareholders and the investment community and any claims related to the Sarbanes-Oxley Act of 2002, as amended from time to time; claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards lenders or debt holders of the Company, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction; actions taken in connection with the issuance of any type of securities of Company, including, without limitation, the grant of options to purchase any of the same.
US$50,000,000

5.
Liabilities arising in connection with any products or services developed, distributed, sold, provided, licensed or marketed by the Company, and any actions in connection with the distribution, sale, license or use of such products.
US$50,000,000
6.
The offering of securities by the Company to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings.
US$50,000,000
7.
Events in connection with change in ownership or in the structure of the Company, its reorganization, dissolution, or any decision concerning any of the foregoing, including but not limited to, merger, sale or acquisition of assets, division or change in capital.
US$50,000,000
8.	Any claim or demand made in connection with any transaction not in the ordinary course of business of the Company, including the sale, lease or purchase of any assets or business.	US$50,000,000
9.
Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf.
US$50,000,000
10.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, county, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.
US$50,000,000
11.
Any administrative, regulatory, judicial or civil actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution, indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to circumstances forming the basis of any violation of any environmental law or environmental permit, license, registration or other authorization required under applicable environmental law and/or public health law.
US$50,000,000

12.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement.
US$~~2~~50,000,000
13.	Participation and/or non-participation at the Company’s Board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s Board meetings.	US$~~2~~50,000,000
14.
Review and approval of the Company’s financial statements, including any action, consent or approval related to or arising from the foregoing, including, without limitations, execution of certificates for the benefit of third parties related to the financial statements.
US$~~2~~50,000,000
15.	All actions, consents and approvals relating to a distribution of dividends, in cash or otherwise.	US$~~2~~50,000,000
16.	Liabilities arising out of advertising, including misrepresentations regarding the Company's products and unlawful distribution of emails.	US$~~2~~50,000,000

*	Any reference in this Exhibit A to the Company shall include the Company and any entity in which the Indemnitee serves in a Corporate Capacity.